FORM 51-102F

MATERIAL CHANGE REPORT

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

April 26, 2007

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated April 26, 2007 to the TSX.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX) has been advised that its South African partner in the Western Bushveld Joint Venture, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd., has accepted an offer for the purchase of their company from Wesizwe Platinum Ltd. (WEZJ.J).

ITEM 5.

Full Description of Material Change

See News Release dated April 26, 2007.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)       N/A

ITEM 7.

OMITTED INFORMATION     N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 30th day of April, 2007.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, Director & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5